February 25, 2005

Correspondence not for dissemination to the public, filed on EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Washington, D. C. 20549

Re:	Frisch’s Restaurants, Inc.

Commission File Number 001-07323

Dear Ms. Cvrkel:

Thank you for the comments in your February 14, 2005 letter. Frisch’s Restaurants, Inc. (the “Company”) desires to comply in all respects with its reporting obligations and is happy to address any issues or answer any questions you may have. Pursuant to your request, we respond as follows to the specific items mentioned in your letter:

Form 10-K for the year ended May 30, 2004

MD&A Critical Accounting Policies

Comment 1 – As requested, in future filings with the Commission, the Company will revise its MD&A disclosure on critical accounting policies to (i) supplement the description of accounting policies in the notes to the financial statements, and (ii) provide more insight into the judgments and estimates made in applying the impairment of long-lived assets policy and the likelihood that materially different results could occur if different assumptions or judgments were made and include the Company’s analysis of the uncertainties involved in applying the policy.

Comment 2 – As requested, in future filings with the Commission, the Company will expand its MD&A disclosure on critical accounting policies to include pension accounting as an additional critical accounting policy. The Company will include a discussion of its assumption process used for critical estimates, such as asset return, compensation increases, and discount rates, and the impact of estimates and assumptions on the Company’s financial position and results of operations to the extent not already disclosed.

Notes to the Financial Statements

Note A. Accounting Policies

- Property and Equipment

Comment 3 – The Company’s cost capitalization policy complies with the requirements of SOP 98-1, as the Company capitalized software acquisition costs, as well as installation, configuration, implementation, and testing costs during the application development stage while the Company was developing its enterprise resource planning (ERP) system. It should be noted that having just completed the major undertaking of installing the new ERP system, future capitalization of software costs, both internal and external, should be minimal. As requested, in future filings with the Commission, the Company will disclose how its cost capitalization policies with respect to software development costs comply with the requirements of SOP98-1.

Comment 4 – In future filings with the Commission, the Company will revise the description of the two transactions as you have requested by more appropriately describing the nature of these two transactions, and treating the first as a $145,000 gain on the sale of assets and the second as a $666,000 gain on the early termination of a lease. The Company will also similarly revise its MD&A discussions.

- Self Insurance

Comment 5 – The Company’s annual review of self insured claims experience is not performed by an actuary, however, the Company does obtain input from its third party claims administrator to supplement the Company’s judgments regarding the adequacy of reserves. The reserve does include an amount developed for incurred but unreported claims. The Company conducts quarterly analysis of claims experience, but actual reserve adjustment is only performed on an annual basis, as disclosed in prior financial statements. The Company will continue to monitor the claims experience to be certain that an annual adjustment is appropriate. The Company has been able to reduce its reserves in recent years because active management of claims has produced improved claims experience. Active case management and post accident drug testing have resulted in both lower claims cost and fewer claims. As requested, in future filings with the Commission, the Company will include disclosures that are consistent with the above response in the notes to financial statements. In addition, the Company plans to add accounting for self insurance reserves as a critical accounting policy in the MD&A.

Note C – Leased Property

Comment 6 – After looking into this matter, the Company discovered that it has erred in not accounting for escalating rental payments over their term on a straight-line basis as required by paragraph 15 of SFAS No. 13. The Company currently operates 118 restaurants, 90 of which are owned in fee. The remaining 28 restaurants are on leased premises, 11 of which are accounted for as capital leases. There are 17 leases which have escalating rentals in either their prime term or in renewal options. The Company is currently consulting with its independent auditor to assess the impact of conforming with paragraph 15 of SFAS No. 13 as amended, and will respond shortly to you to further address this matter.

Quarterly Results (Unaudited)

Comment 7 – In 1988, the Company received a comment letter from the SEC that strongly urged us to report gross profit in our quarterly results in the manner you are questioning in this comment. In response to that comment, the Company began presenting its quarterly results this way, and has consistently done so ever since. Beginning with the Company’s next Form 10-Q filing and in future filings with the Commission, the Company plans to revise the presentation of its consolidated statement of earnings to include a subtotal captioned “Gross Profit” that will represent gross profit from restaurant operations. The measure “gross profit” in quarterly results will agree with the revised statement of earnings.

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As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in enhancing the overall disclosures in our public filings. If you have any additional questions or comments, please feel free to contact me.

Very truly yours,
FRISCH’S RESTAURANTS, INC.

/s/ Donald H. Walker
Donald H. Walker,
Vice President-Finance and
Chief Financial Officer

CC:	Craig F. Maier, CEO

Sean McGrory, Grant Thornton

William A. Mauch, Audit Committee chairman

Daniel W. Geeding, Audit Committee member

Lorrence T. Kellar, Audit Committee member